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Exhibit

Exhibit            Description

99                    Announcement on 2022/01/27: UMC’s Statement regarding the judgement by Intellectual Property and Commercial Court

Exhibit 99

UMC’s Statement regarding the judgement by Intellectual Property and Commercial Court

1. Parties to the legal matter: United Microelectronics Corp.

2. Name of the court or punishing agency of the legal matter: Intellectual Property and Commercial Court

3. Reference/Case number of relevant documents of the legal matter: 109-XING-ZHI-SHANG-ZHONG-SU-4

4. Date of occurrence of the event: 2022/01/27

5. Details of occurrence (including the matter under dispute):

A ruling was issued by the Intellectual Property and Commercial Court for a suit alleged that UMC, two of its current employees and a former employee engaged in the misappropriation of trade secrets.

6. Handling procedure: Please refer to points 7 and 9.

7. Impact on the Company’s finance and business and projected amount:

The Intellectual Property and Commercial Court sentenced UMC to a fine of NT$20,000,000 and a two-year term of probation. The ruling has no significant impact on UMC’s finance and business.

8. Countermeasures and improvement status: N/A

9. Any other matters that need to be specified:

Taiwan’s Intellectual Property and Commercial Court Announced Its Ruling on UMC and Other Defendants with Respect to Micron Case

(January 27, 2022) Taiwan’s Intellectual Property and Commercial Court today announced its ruling on UMC and other defendants with respect to the case of the violation of the Trade Secrets Act. UMC appreciates the fairness of the ruling and its basis in facts. UMC hopes that the prosecution will respect the decision of the Intellectual Property and Commercial Court and the global settlement reached between UMC and Micron Technology, Inc. in November 2021, so that the case can be concluded.

UMC is a leading global semiconductor foundry company focusing on the fabrication of logic and specialty products for all major sectors of the electronics industry. UMC continues to implement and optimize its policy and procedures for trade secret protection while providing high quality products and services to its customers. UMC is fully committed to developing its foundry business in order to compete in the global semiconductor market and to make positive contributions to the technological and economic development in Taiwan.